Exhibit 99.5

DEL GLOBAL TECHNOLOGIES CORP.

UP TO 24,999,224 SHARES OF COMMON STOCK

ISSUABLE UPON EXERCISE OF SUBSCRIPTION RIGHTS

THE SUBSCRIPTION RIGHTS ARE EXERCISABLE UNTIL 5:00 P.M. NEW YORK CITY

TIME ON NOVEMBER 17, 2010, SUBJECT TO EXTENSION.

To Our Clients:

We are sending this letter to you because we hold shares of DEL GLOBAL TECHNOLOGIES CORP. (the “Company”) common stock, par value $0.10 per share (the “Common Stock”) for you. The Company has commenced a rights offering of up to an aggregate of 24,999,224 shares of its Common Stock at a subscription price of $0.60 per share of Common Stock (the “Subscription Price”), for up to an aggregate purchase price of approximately $15 million, pursuant to the exercise of non-transferable subscription rights (the “Subscription Rights”) distributed to all holders of record of shares of the Common Stock as of October 20, 2010. The Subscription Rights are described in the Company’s prospectus, dated [        ] [    ], 2010 (the “Prospectus”), and evidenced by a subscription certificate (the “Subscription Certificate”) registered in your name or in the name of your nominee.

The Company has distributed one Subscription Right for each share of Common Stock outstanding on October 20, 2010. Each Subscription Right entitles the holder to purchase 1.1004 shares of Common Stock at the Subscription Price (the “Basic Subscription Right”). Subject to the allocation described below, each Subscription Right also grants the holder an oversubscription right to purchase additional shares of Common Stock that are not purchased by other rights holders pursuant to their Basic Subscription Rights (the “Oversubscription Right”). Holders are entitled to exercise their Oversubscription Right only if they exercise their Basic Subscription Right in full. The Company will not issue fractional shares, but rather will round down the aggregate number of shares holders are entitled to receive to the nearest whole share.

If you wish to exercise your Oversubscription Right, you should indicate the number of additional shares that you would like to purchase in the space provided on the enclosed Beneficial Owner Election Form. When you send in that form, you must also send the full purchase price for the number of additional shares that you have requested to purchase (in addition to the payment due for shares purchased through your Basic Subscription Right). If an insufficient number of shares is available to fully satisfy all oversubscription right requests, the available shares will be distributed proportionately among shareholders who exercised their oversubscription rights based on the number of shares each shareholder subscribed for under their basic subscription rights. Also, we have protection mechanics in place to preserve our ability to utilize our NOLs, including the ability to limit the amount of shares that certain shareholders may over-subscribe for, provided however, the protection mechanics will not prevent any shareholder from being able to exercise their basic subscription rights. Shareholders who currently own more than, or who would increase their current holdings of our common stock from fewer than 1,100,000 shares to greater than 1,100,000 shares by virtue of the exercise of their basic subscription rights in this offering, may not be able to over-subscribe to the extent otherwise allowable. We will only permit such shareholders to participate in this offering up to such amounts as will not jeopardize our NOLs and capital loss carryforwards. We will only exercise our discretion to refuse to honor an exercise of rights by a 5% shareholder or a subscriber’s exercise to the extent its exercise of oversubscription rights might result in such subscriber owning 5% or more, if such exercise of rights would endanger our NOLs and capital loss carryforwards against future taxable income. See “The Rights Offering—Protection Mechanics.” The subscription agent will return any excess payments by mail without interest or deduction promptly after the expiration of the subscription period. See “The Rights Offering—Subscription Rights” and “The Rights Offering—Protection Mechanics” in the Prospectus.

We are (or our nominee is) the holder of record of Common Stock held by us for your account. We can exercise your Subscription Rights only if you instruct us to do so.

We request instructions as to whether you wish to have us exercise the Subscription Rights relating to the Common Stock we hold on your behalf, upon the terms and conditions set forth in the Prospectus.

We have enclosed your copy of the following documents:

1. Letter to Shareholders from the Company;

2. Prospectus;

3. Beneficial Owner Election Form; and

4. Other Company Information.

The Subscription Rights will expire if not exercised by 5:00 p.m., New York City time, on November 17, 2010, subject to extension or earlier termination (the “Expiration Date”). Any Subscription Rights not exercised prior to the Expiration Date will expire and will have no value. Any subscription for shares of Common Stock in the rights offering made hereby is irrevocable.

The materials enclosed are being forwarded to you as the beneficial owner of Common Stock carried by us in your account but not registered in your name. Exercises of Subscription Rights may be made only by us as the record owner and pursuant to your instructions. Accordingly, we request instructions as to whether you wish us to elect to subscribe for any shares of Common Stock to which you are entitled pursuant to the terms and subject to the conditions set forth in the Prospectus. However, we urge you to read the Prospectus and other enclosed materials carefully before instructing us to exercise your Subscription Rights.

Your instructions to us should be forwarded as promptly as possible in order to permit us to exercise Subscription Rights on your behalf in accordance with the provisions of the rights offering.

If you wish to have us, on your behalf, exercise the Subscription Rights for any shares of Common Stock to which you are entitled, please so instruct us by completing, executing and returning to us the “Beneficial Owner Election Form” included herewith.

If you have any questions concerning the rights offering, shareholders may contact the information agent, MacKenzie Partners, Inc., 105 Madison Avenue, New York, NY 10016, by telephone at (212) 929-5500 (call collect) or (800) 322-2885 (toll-free) or by email at proxy@mackenziepartners.com.